UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

____________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

January 29, 2015

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2013 AND 2014 AND FOR THE PERIOD ENDED IN THIS DATE

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2013 AND 2014 AND FOR THE PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/.          =      New Peruvian Sol
US$          =      United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT DECEMBER 31, 2013 (AUDITED) AND AT DECEMBER 31, 2014 (UNAUDITED)

ASSETS				LIABILITIES AND EQUITY
		At	At			At	At
		December 31,	December 31,			December 31,	December 31,
	Note	2013	2014		Note	2013	2014

Current assets				Current liabilities
Cash and cash equivalents		959,415	818,402	Borrowings	12	486,119	1,420,363
Financial assets available for sale		-	7,105	Trade accounts payable		991,397	1,183,223
Trade accounts receivables		521,872	1,100,539	Accounts payable to related parties	9	25,585	83,027
Outstanding work in progress		971,743	1,157,164	Current taxes		159,234	206,950
Accounts receivable from related parties	9	83,850	99,061	Other accounts payable		745,094	1,016,309
Other accounts receivable		556,696	578,515	Other provisions	13	8,895	11,441
Inventories		762,797	833,570	Total current liabilities		2,416,324	3,921,313
Prepaid expenses		25,686	26,444
Non-current assets classified as held for sale		21,474	14,457	Non-current liabilities
Total current assets		3,903,533	4,635,257	Borrowings	12	309,703	328,007
				Long-term trade accounts payable		2,157	3,779
Non-current assets				Other long-term accounts payable		205,396	132,917
Long-term trade accounts receivable		591,917	579,955	Other provisions	13	43,418	48,089
Long-term outstanding work in progress		-	35,971	Derivative financial instruments		3,911	2,999
Other long-term accounts receivable		38,151	44,553	Deferred income tax liability		138,554	78,993
Available-for-sale financial assets	8	88,333	93,144	Total non-current liabilities		703,139	594,784
Investments in associates and joint ventures	10	87,967	229,563	Total liabilities		3,119,463	4,516,097
Investment property		36,945	36,244
Property, machinery and equipment	11	952,906	1,146,392	Equity	14
Intangible assets	11	480,885	865,152	Capital		660,054	660,054
Deferred income tax asset		135,521	137,041	Legal reserve		111,657	132,011
Prepaid expenses		-	9,478	Premium for share issuance		1,027,533	899,312
Total non-current assets		2,412,625	3,177,493	Other comprehensive income		18,423	(6,385)
				Retained earnings		947,766	1,116,102
				Equity attributable to controlling interest in the Company		2,765,433	2,801,094
				Non-controlling interest		431,262	495,559
				Total equity		3,196,695	3,296,653
		6,316,158	7,812,750			6,316,158	7,812,750

The accompanying notes on pages 7 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME

		For the period
		ended December 31,
	Note	2013	2014

Revenues from construction activities		3,820,393	4,825,832
Revenues from services provided		1,748,127	1,835,973
Revenue from real estate and sale of goods		398,980	346,875
		5,967,500	7,008,680

Cost of construction activities		(3,354,420)	(4,336,501)
Cost of services provided		(1,349,850)	(1,489,736)
Cost of real estate and goods sold		(259,108)	(231,150)
	15	(4,963,378)	(6,057,387)
Gross profit		1,004,122	951,293

Administrative expenses	15	(361,792)	(429,439)
Other income and expenses		26,034	17,581
Gain (loss) from the sale of investments		5,722	-
Other gains, net		(733)	(80)
Operating profit		673,353	539,355

Financial expenses		(583,452)	(460,149)
Financial income		469,834	368,796
Dividends received		1,170	9,350
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		33,562	53,445
Profit before income tax		594,467	510,797
Income tax	16	(182,323)	(149,674)
Profit for the period		412,144	361,123

Profit attributable to:
Owners of the Company		320,016	299,655
Non-controlling interest		92,128	61,468
		412,144	361,123

Earnings per share from continuing operations
attributable to owners of the Company during
the twelve-month period ended		0.485	0.454

Weighted average number of shares in issue
at S/.1.00 each, at December 31,		660,054	660,054

The accompanying notes on pages 7 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the period
	ended December 31,
	2013	2014

Profit for the period	412,144	361,123
Other comprehensive income:
Items that will not be reclassified to profit or loss
Adjustment for actuarial gains and losses, net of tax	(6,121)	1,549

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	3,733	568
Foreign currency translation adjustment, net of tax	(1,071)	(20,943)
Change in value of available-for-sale financial assets	19,060	2,084
Exchange difference of investments	-	(12,794)
	21,722	(31,085)
Other comprenhensive income for the period, net of tax	15,601	(29,536)
Total comprehensive income for the period	427,745	331,587

Comprehensive income attributable to:
Controlling interest in the Company	337,564	276,009
Non-controlling interest	90,181	55,578
	427,745	331,587

The accompanying notes on pages 7 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE PERIODO ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2014

		Attributable to the controlling interests of the Company
	Number of shares		Legal	Premium for issuance	Other comprehensive	Retained		Non-controlling
	In thousands	Capital	reserve	of shares	income	earnings	Total	interest	Total

Balances as of January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241
Profit for the period	-	-	-	-	-	320,016	320,016	92,128	412,144
Cash flow hedge	-	-	-	-	3,546	-	3,546	187	3,733
Adjustment for actuarial gains and losses	-	-	-	-	-	(4,591)	(4,591)	(1,530)	(6,121)
Foreign currency translation adjustment	-	-	-	-	(467)	-	(467)	(604)	(1,071)
Change in value of available-for-sale financial assets					19,060	-	19,060	-	19,060
Comprehensive income of the period	-	-	-	-	22,139	315,425	337,564	90,181	427,745
Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution	-	-	-	-	-	(86,985)	(86,985)	(51,794)	(138,779)
- Issuance of shares	101,770	101,770	-	1,055,488	-	-	1,157,258	-	1,157,258
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	34,774	34,774
- Additional acquisition of non-controlling	-	-	-	(34,611)	-	-	(34,611)	(29,257)	(63,868)
- Deconsolidation of subsidiaries	-	-	-	-	-	-	-	(19,377)	(19,377)
- Purchase of subsidiaries	-	-	-	-	-	-	-	15,701	15,701
Total transactions with shareholders	101,770	101,770	4,646	1,020,877	-	(91,631)	1,035,662	(49,953)	985,709
Balances as of December 31, 2013	660,054	660,054	111,657	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695

Balances as of January 1, 2014	660,054	660,054	111,657	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695
Profit for the period	-	-	-	-	-	299,655	299,655	61,468	361,123
Cash flow hedge	-	-	-	-	540	-	540	28	568
Adjustment for actuarial gains and losses	-	-	-	-	-	1,162	1,162	387	1,549
Foreign currency translation adjustment	-	-	-	-	(14,871)	-	(14,871)	(6,072)	(20,943)
Change in value of available-for-sale financial assets					2,084	-	2,084	-	2,084
Exchange difference of investments					(12,561)	-	(12,561)	(233)	(12,794)
Comprehensive income of the period	-	-	-	-	(24,808)	300,817	276,009	55,578	331,587
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	(20,354)	-	-	-
- Dividend distribution	-	-	-	-	-	(112,127)	(112,127)	(64,496)	(176,623)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	56,535	56,535
- Additional acquisition of non-controlling	-	-	-	(128,221)	-	-	(128,221)	(50,109)	(178,330)
- Returns additional capital from non-controlling interests	-	-	-	-	-	-	-	(4,240)	(4,240)
- Sale of non-controlling Chile SPA. In VyV DSD	-	-	-	-	-	-	-	1,627	1,627
- Desconsolidation Concar	-	-	-	-	-	-	-	2,284	2,284
- Purchase of subsidiaries	-	-	-	-	-	-	-	67,118	67,118
Total transactions with shareholders	-	-	20,354	(128,221)	-	(132,481)	(240,348)	8,719	(231,629)
Balances as of December 31, 2014	660,054	660,054	132,011	899,312	(6,385)	1,116,102	2,801,094	495,559	3,296,653

The accompanying notes on pages 7 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended
		December 31,
	Note	2013	2014

OPERATING ACTIVITIES
Profit before income tax		594,467	510,797
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	15	181,479	185,309
Amortization of other assets	15	78,387	74,730
Impairment of inventory		2,239	218
Impairment of accounts receivable		110	-
Impairment of other assets		774	-
Provisions		15,084	15,127
Share of the profit and loss in associates
under the equity method of accounting		(33,562)	(53,445)
Reversal of impairment		-	(1,169)
Reversal of provisions		(14,556)	(20,446)
Profit on sale of property, plant and equipment		(734)	(4,659)
Profit on sale of investments in associates		(5,722)	-
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(783,965)	(541,911)
Decrease in other accounts receivable		(33,606)	(26,330)
Decrease in other accounts receivable from related parties		(34,089)	(15,291)
Decrease in inventories		(21,071)	(52,105)
Increase in pre-paid expenses and other assets		(539)	(2,032)
Increase in trade accounts payable		56,836	3,445
Increase (decrease) in other accounts payable		(145,380)	66,494
Increase in other accounts payable to related parties		(14,677)	58,342
Decrease in other provisions		(16,269)	(7,208)
Payments for intangible purchase - Concessions		(2,329)	(82,698)
Payment of income tax		(190,556)	(154,134)
Net cash provided by (applied to) operating activities		(367,679)	(46,968)

INVESTING ACTIVITIES
Sale of investment in associates		6,800	-
Sale of property, machinery and equipment		15,861	43,015
Dividends received		4,688	36,718
Payment for purchase of available-for-sale investment		(56,100)	-
Payment for purchase of property investments		(2,974)	(1,450)
Payments for intangible purchase		(22,375)	(60,846)
Payments for investments purchase		-	(129,685)
Direct cash inflow (outflow) from acquisition of subsidiaries		(88,342)	(169,869)
Payments for fixed asset purchase		(197,553)	(265,989)
Net cash applied to investing activities		(339,995)	(548,105)

FINANCING ACTIVITIES
Loans received		1,351,964	2,853,304
Amortization of loans received		(1,378,359)	(2,053,422)
Interest payment		(61,013)	(46,411)
Dividends paid to owners of the parent		(86,986)	(112,127)
Dividends paid to non-controlling interest		(51,794)	(60,424)
Cash received (contribution return) to non-controlling shareholders		34,774	52,295
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(63,868)	(176,703)
Issuance of shares, net of related expenses		1,147,418	-
Net cash (applied to) provided by financing activities		892,136	456,511
(Net decrease) net increase in cash		184,463	(138,562)
Cash decrease in deconsolidation		(5,162)	(2,451)
Cash and cash equivalents at the beginning of the year		780,114	959,415
Cash and cash equivalents at the end of the year		959,415	818,402

NON-CASH TRANSACTIONS:
Debt capitalization		7,989	-
Acquisition of assets through finance leases		43,812	160,190
Adjustment for deconsolidation		(19,943)	2,284
Change in fair vaue of available-for-sale financial asset		19,060	3,367

The accompanying notes on pages 7 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2013 AND 2014 (UNAUDITED), AND AT DECEMBER 31, 2013 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

On December 12 2014, the company has been awarded the “Buena Pro” of the license contracts for 30 years for Block III and IV of Perupetro located in the Talara basin, in the region of Piura. This contract requires us to drill 230 development wells in Block III and 330 development wells in Block IV in a period of 10 years, representing an estimated total investment of US$ 430 million for both blocks.  The start of operations of both blocks is scheduled for April 2015, when a production of around 1,700 barrels per day is expected; while the commitment to begin drilling becomes effective one year after the start of operations.

These condensed interim consolidated financial statements as of December 31, 2014 have been prepared and authorized for issuance by the Chief Financial Officer on January 29, 2014.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended December 31, 2014 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2013

4	FINANCIAL RISK MANAGEMENT

4.1           Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2013.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1     Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

4.1.2     Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3           Liquidity risk -

Compared to year end, no major changes in undiscounted contractual cash flows have occurred, except for changes in the structure of the Group’s liabilities, resulting from an increase in the short-term debt, mainly for working capital.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
As of December 31, 2013
Borrowing (except for
finance leases)	371,302	118,347	64,698	-	554,347
Finance leases liabilities	115,698	82,492	87,829	22,912	308,931
Trade accounts payable	991,397	2,157	-	-	993,554
Accounts payable to related parties	25,585	-	-	-	25,585
Other accounts payable	215,413	28,745	5,197	2,354	251,709
Trading and net settled derivative financial instruments
(interest rate swaps)	1,773	2,138	-	-	3,911
	1,721,168	233,879	157,724	25,266	2,138,037
As of December 31, 2014
Borrowing (except for
finance leases)	1,314,733	89,896	43,091	-	1,447,720
Finance leases liabilities	137,301	90,645	122,378	11,224	361,548
Trade accounts payable	1,183,223	3,779	-	-	1,187,002
Accounts payable to related parties	83,027	-	-	-	83,027
Other accounts payable	555,149	38,887	12,961	1,249	608,246
Trading and net settled derivative
financial instruments
(interest rate swaps)	772	2,227	-	-	2,999
	3,274,205	225,434	178,430	12,473	3,690,542

4.2 Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

 (All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

As of December 31, 2013, no gearing ratio was part of the analysis because cash surpluses were higher than financial obligations and equity had not been used to secure compliance with financial obligations as it is shown in the table below. As of December 31, 2014, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00.

	December 31,	December 31,
	2013	2014

Total borrowing	795,822	1,748,370
Less: Cash and cash equivalents	(959,415)	(818,402)
Net debt	(163,593)	929,968
Total equity	3,196,695	3,296,653
Total capital	3,033,102	4,226,621

Gearing ratio	0.00	0.22

4.3           Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established:

-  Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.

-  Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability (level 1), either directly (that is, as prices) or indirectly (that is, derived from prices).

-  Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The only financial instruments measured at fair value by the Group are interest rate swaps (variable to fixed), forward foreign exchange contracts (mostly euros and U.S. dollars) and available-for-sale investments. The measurement at fair value of these instruments corresponds to the characteristics of Level 2 and has been determined based on the present value of discounted future cash flows.  During the period ended December 31, 2014 there were no changes in the levels of measurement of financial instruments at fair value.

The carrying amount of cash and cash equivalents corresponds to its fair value. The Group considers that the carrying amount of short-term accounts receivable and payable approximates fair value. The fair value of financial liabilities has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments.

Fair value hierarchy -

The following table presents the Group’s financial assets and liabilities that are measured at fair value as of December 31, 2014.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Level 1	Level 2	Level 3	Total

Liabilities:
Derivative financial instruments - Cash
flow hedging	-	2,999	-	2,999
Total liabilities	-	2,999	-	2,999

There were no transfers between Levels 1, 2 and 3 during the period.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2013.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2013
Assets.-
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415
Trade Accounts receivable	265,544	29,527	12,347	4,090	-	17,938	192,382	44	-	521,872
Outstanding work in progress	734,976	6,966	2,433	31,187	37,489	-	158,692	-	-	971,743
Accounts receivable from related parties	107,732	4,083	18,660	163	-	561	53,845	733,645	(834,839)	83,850
Other accounts receivable	364,414	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,760)	556,696
Inventories	90,671	7,741	-	11,927	-	590,567	63,912	487	(2,508)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,130	363	-	25,686
Non-current assets classified as held for sale	21,474	-	-	-	-	-	-	-	-	21,474
Total Current assets	1,858,039	94,239	130,847	109,342	42,494	672,627	585,224	1,249,828	(839,107)	3,903,533

Long-term trade accounts receivable	-	-	-	591,917	-	-	-	-	-	591,917
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	57,501	(57,501)	-
Other long-term accounts receivable	-	-	10,081	-	1,858	11,811	12,301	2,100	-	38,151
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	153,556	7,287	-	-	-	16,297	10,454	1,301,315	(1,400,942)	87,967
Investment property	-	-	-	-	-	36,945	-	-	-	36,945
Property, plant and equipment	534,067	190,844	3,919	6,724	-	5,636	114,081	103,840	(6,205)	952,906
Intangible assets	174,771	101,978	145,711	6,450	1,151	957	18,883	15,282	15,702	480,885
Deferred income tax asset	68,699	644	4,258	8,765	-	4,860	42,119	1,264	4,912	135,521
Total non-current assets	931,093	301,811	163,969	613,856	3,009	76,506	197,840	1,569,635	(1,445,094)	2,412,625
Total assets	2,789,132	396,050	294,816	723,198	45,503	749,133	783,064	2,819,463	(2,284,201)	6,316,158

Liabilities.-
Borrowings	195,083	33,847	46,007	-	5,869	77,854	126,872	587	-	486,119
Trade accounts payable	751,097	19,950	3,353	9,912	280	42,484	160,104	4,217	-	991,397
Accounts payable to related parties	43,373	877	25,572	642,510	24,058	21,493	77,613	24,928	(834,839)	25,585
Current taxes	117,087	3,477	2,515	81	366	3,161	30,498	2,049	-	159,234
Other accounts payable	526,994	10,882	42,891	879	-	72,617	79,050	11,781	-	745,094
Other provisions	-	4,207	3,846	-	-	-	842	-	-	8,895
Total current liabilities	1,633,634	73,240	124,184	653,382	30,573	217,609	474,979	43,562	(834,839)	2,416,324

Borrowings	127,067	86,334	9,780	-	-	52,318	31,367	2,837	-	309,703
Long-term trade accounts payable	-	-	-	2,157	-	-	-	-	-	2,157
Accounts payables to related parties	-	-	-	-	-	28,500	29,001	-	(57,501)	-
Other long-term accounts payable	124,344	-	462	-	-	9,723	69,957	910	-	205,396
Other provisions	14,832	4,668	-	-	-	-	23,918	-	-	43,418
Derivative financial instruments	-	3,563	-	201	-	147	-	-	-	3,911
Deferred income tax liability	119,367	453	166	-	340	7,074	5,864	3,599	1,691	138,554
Total non-current liabilities	385,610	95,018	10,408	2,358	340	97,762	160,107	7,346	-55,810	703,139
Total liabilities	2,019,244	168,258	134,592	655,740	30,913	315,371	635,086	50,908	(890,649)	3,119,463
Equity	622,900	211,431	120,407	50,594	14,590	152,713	125,736	2,758,671	(1,291,609)	2,765,433
Non-controlling interest	146,988	16,361	39,817	16,864	-	281,049	22,242	9,884	(101,943)	431,262
Total liabilities and equity	2,789,132	396,050	294,816	723,198	45,503	749,133	783,064	2,819,463	-2,284,201	6,316,158

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,678	176,763	-	818,402
Available-for-sale financial assets	7,105	-	-	-	-	-	-	-	-	7,105
Trade Accounts receivable	596,281	35,201	46,598	71,817	-	57,584	293,024	34	-	1,100,539
Outstanding work in progress	1,140,778	1,414	-	-	14,972	-	-	-	-	1,157,164
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	384,482	10,781	9,042	29,515	3,154	11,409	63,797	65,275	1,060	578,515
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,490	891	822	6,056	407	235	5,119	1,424	-	26,444
Non-current assets classified as held for sale	14,457	-	-	-	-	-	-	-	-	14,457
Total Current assets	2,688,242	117,016	109,774	173,035	26,940	760,815	617,461	615,747	(473,773)	4,635,257

Long-term trade accounts receivable	-	-	-	579,955	-	-	-	-	-	579,955
Long-term outstanding work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Long-term trade accounts receivable from related parties	-	-	408	-	-	-	433	171,048	(171,889)	-
Other long-term accounts receivable	6,192	4,449	11,776	4,130	1,587	9,705	4,496	2,218	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,873,754	(1,886,367)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	650,538	193,182	2,036	14,271	-	7,344	166,323	119,483	(6,785)	1,146,392
Intangible assets	410,312	146,477	234,923	6,247	1,100	1,187	32,838	17,417	14,651	865,152
Deferred income tax asset	90,323	714	4,604	244	-	9	37,364	925	2,858	137,041
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Total non-current assets	1,319,303	378,583	266,747	611,909	2,687	117,352	251,515	2,277,989	(2,048,592)	3,177,493
Total assets	4,007,545	495,599	376,521	784,944	29,627	878,167	868,976	2,893,736	(2,522,365)	7,812,750

Liabilities.-
Borrowings	624,492	69,577	95,902	404,915	-	144,314	80,531	632	-	1,420,363
Trade accounts payable	944,417	27,148	3,250	12,385	159	31,690	155,713	8,461	-	1,183,223
Accounts payable to related parties	89,445	1,061	55,679	278,819	13,052	24,106	82,203	12,421	(473,759)	83,027
Current taxes	169,566	6,881	3,726	198	138	2,186	21,624	2,631	-	206,950
Other accounts payable	799,120	16,762	22,599	2,141	-	64,280	91,607	19,800	-	1,016,309
Other provisions	-	8,414	-	-	-	-	3,027	-	-	11,441
Total current liabilities	2,627,040	129,843	181,156	698,458	13,349	266,576	434,705	43,945	(473,759)	3,921,313

Borrowings	145,964	99,767	633	-	-	16,368	63,070	2,205	-	328,007
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Accounts payables to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Other long-term accounts payable	54,949	349	495	4,820	-	4,679	66,745	880	-	132,917
Other provisions	26,878	6,959	-	-	-	-	14,252	-	-	48,089
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	48,721	1,330	-	-	325	8,707	6,271	13,639	-	78,993
Total non-current liabilities	276,512	111,404	2,750	6,977	325	138,880	212,860	16,724	(171,648)	594,784
Total liabilities	2,903,552	241,247	183,906	705,435	13,674	405,456	647,565	60,669	(645,407)	4,516,097
Equity	932,803	236,149	150,788	59,633	15,953	157,276	130,833	2,823,454	(1,705,795)	2,801,094
Non-controlling interest	171,190	18,203	41,827	19,876	-	315,435	90,578	9,613	(171,163)	495,559
Total liabilities and equity	4,007,545	495,599	376,521	784,944	29,627	878,167	868,976	2,893,736	(2,522,365)	7,812,750

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2013 -
Revenue	4,075,255	321,097	195,861	118,541	45,489	313,731	1,169,115	51,525	(323,114)	5,967,500
Gross profit	559,544	97,495	66,455	19,670	3,179	113,732	179,175	(4,031)	(31,097)	1,004,122
Administrative expenses	(217,927)	(16,170)	(6,600)	(8,025)	(212)	(20,993)	(132,486)	(8,616)	49,237	(361,792)
Other income and expenses	10,762	(3,851)	(35)	758	(2)	(727)	24,669	(2,689)	(2,851)	26,034
Gains from the sale of investments	-	-	-	-	-	3,197	-	2,525	-	5,722
Other gains (losses) , net	-	290	-	-	-	(1,023)	-	-	-	(733)
Profit before interests and taxes	352,379	77,764	59,820	12,403	2,965	94,186	71,358	(12,811)	15,289	673,353
Financial expenses	(318,447)	(28,534)	(22,392)	(60,292)	(47)	(27,010)	(35,235)	(95,722)	4,227	(583,452)
Financial income	291,812	14,303	17,982	34,315	17	13,227	19,382	108,617	(29,821)	469,834
Dividends received	-	-	-	-	-	-	-	-	1,170	1,170
Share of the profit or loss in associates under the equity method of accounting	41,971	1,587	-	-	-	64	1,070	320,362	(331,492)	33,562
Profit before income tax	367,715	65,120	55,410	(13,574)	2,935	80,467	56,575	320,446	(340,627)	594,467
Income tax	(111,240)	(20,066)	(14,971)	477	(881)	(21,427)	(16,655)	(781)	3,221	(182,323)
Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,665	(337,406)	412,144

Profit attributable to:

Controlling interest in the Group	211,594	41,635	26,077	(9,823)	2,054	19,154	34,296	319,762	(324,733)	320,016
Non-controlling interest	44,881	3,419	14,362	(3,274)	-	39,886	5,624	(97)	(12,673)	92,128
Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,665	(337,406)	412,144

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	Services	operations	Eliminations	Consolidated
Year 2014 -
Revenue	5,035,674	350,339	338,153	166,951	29,323	224,560	1,208,168	53,241	(397,729)	7,008,680
Gross profit	535,247	124,455	76,697	42,109	2,307	62,413	142,180	(7,574)	(26,541)	951,293
Administrative expenses	(263,868)	(17,256)	(8,035)	(14,714)	(317)	(21,058)	(125,264)	(35,444)	56,517	(429,439)
Other income and expenses	346	(4,428)	33	18	-	(846)	10,711	12,713	(966)	17,581
Loss from the sale of investments	-	-	-	-	-	-	(2,139)	-	2,139	-
Other gains (losses) , net	-	(116)	-	-	-	(6)	42	-	-	(80)
Profit before interests and taxes	271,725	102,655	68,695	27,413	1,990	40,503	25,530	(30,305)	31,149	539,355
Financial expenses	(256,901)	(30,640)	(19,037)	(39,782)	(57)	(30,353)	(39,891)	(59,048)	15,560	(460,149)
Financial income	194,478	19,196	9,535	35,264	18	15,639	14,319	117,216	(36,869)	368,796
Dividends received	-	-	-	-	-	-	-	264,951	(255,601)	9,350
Share of the profit or loss in associates under the equity method of accounting	48,242	29	-	-	-	12,178	591	-	(7,595)	53,445
Profit before income tax	257,544	91,240	59,193	22,895	1,951	37,967	549	292,814	(253,356)	510,797
Income tax	(61,143)	(29,400)	(16,158)	(10,842)	(588)	(11,452)	(5,744)	(14,581)	234	(149,674)
Net profit for the period	196,401	61,840	43,035	12,053	1,363	26,515	(5,195)	278,233	(253,122)	361,123

Profit attributable to:

Controlling interest in the Group	166,868	58,234	32,774	9,040	1,363	9,527	(5,428)	278,505	(251,228)	299,655
Non-controlling interest	29,533	3,606	10,261	3,013	-	16,988	233	(272)	(1,894)	61,468
Net profit for the period	196,401	61,840	43,035	12,053	1,363	26,515	(5,195)	278,233	(253,122)	361,123

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	FINANCIAL ASSETS AVAILABLE FOR SALE

This account comprises the investment maintained by the Company directly and indirectly in Transportadora de Gas del Perú S.A. (TGP), a local entity that operates gas transportation systems.  At December 31, 2012 the investment corresponded to shares representing the 0.6% of interest in the TGP’s capital.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million). At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million. The change in fair value from 2012 to 2013 of S/.19.1 million, net of the income tax of S/.8.2 million is recorded within other comprehensive income.  At December 31, 2014, the fair value of the Group´s interest in TGP equals S/.93.1 million. The change in fair value from 2013 to 2014 of S/.3.3 million, net of the income tax of S/.1.4 million is recorded within other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance transaction because, in substance, the Company is acting as an agent for CPPIB. Therefore, the Company has not recognized neither the investment in TGP nor any obligation to CPPIB.

On February 27, 2014 the Company transferred 10.43% to CPPIB and 0.91% to CFI, retaining the 1.04% interest.

9	TRANSACTIONS WITH RELATED PARTIES

a)      Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period ended December 31,
	2013	2014
Revenue from sale of goods and services:
- Associates	4,915	6,040
- Joint operations	67,601	43,897
	72,516	49,937

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

b)      Balances of transactions with related parties

	At December 31, 2013		At December 31, 2014
	Receivable	Payable	Receivable	Payable
Consorcio GyM Conciviles	33,405	-	48,581	-
Consorcio Peruano de Conservación	15,080	-	15,365	-
Consorcio Tren Eléctrico	2,499	-	7,380	-
Consorcio Terminales	4,294	-	6837	-
Consorcio Rio Urubamba	2,798	-	5,107	3,796
Consorcio Sistemas SEC	-	-	4,349	-
Consorcio La Gloria	3,696	3,398	3,805	3,423
Consorcio Constructor Alto Cayma	566	4,881	1,424	-
Consorcio JV Panamá	1,323	-	1,043	-
Consorcio Lima	312	-	877	-
Consorcio Norte Pachacutec	556	952	531	1,068
Consorcio HV GyM	-	-	387	-
Consorcio Huacho Pativilca	-	-	369	4,555
Comerciales Sur	206	-	294	-
Consorcio Pasco	-	-	248	-
Consorcio Constructora Incolur-DSD Limitada	-	-	246	404
Consorcio Toromocho	62	34	210	-
Consorcio Rio Pallca	3,903	-	187	282
Consorcio Constructor Chavimochic	-	-	141	2,896
Consorcio Proyecto Chiquintirca	134	-	134	-
Consorcio Alto Cayma	5,557	666	121	700
Consorcio Construcciones y Montajes	-	-	116	1,198
Consorcio Vial Quinua	37	1,315	115	-
Bechtel Vial y Vives Servicios Complementarios Ltda.	-	-	96	4,648
Consorcio Atocongo	712	-	-	915
Consorcio Brocal Pasco	1,913	41	-	-
Consorcio Ingenieria y Construcción Bechtel	-	3,924	-	570
Consorcio La Chira	-	51	-	-
Consorcio Rio Mantaro	3,822	-	-	5,140
Consorcio Vial Ipacal	283	-	-	-
Consorcio Vial Sullana	470	-	-	-
Consorcio Vial Sur	737	-	-	-
Consorcio EIMISA	-	-	-	2,955
Ingenieria y Construccion Sigdo Koppers-Vial y Vives OGP1 Ltda.	-	-	-	35,302
Others	1,485	965	1,098	1,082
	83,850	16,227	99,061	68,934

Ferrovias Argentina SA	-	8,771	-	14,093
Besco	-	587	-	-

	-	9,358	-	14,093
	83,850	25,585	99,061	83,027

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended December 31, 2013 and December 31, 2014 is as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	At December 31, 2013	At December 31, 2014

Beginning balance	37,446	87,967
Acquisition and/or contributions received	10,598	129,685
Share of the profit and loss in associates under the equity method of accounting	33,562	53,445
Dividends received	(4,687)	(36,718)
Sale of investments	(6,683)	-
Adjustment LQS	7,408	-
Adjustment SEC	9,379	-
Other	944	(4,816)
Ending balances	87,967	229,563

On December 2013, the Company was awarded the concession for the operation of Chavimochic Irrigation Project. The project consists of the following activities: i) design and construction work of the third phase of the Chavimochic Irrigation Project, in La Libertad; ii) operation and work maintenance; and iii) water supply to the project users. Construction works will begin in 2015, concession has a 25-year period and total investment amounts to US$647 million.

For the operation of the concession the Company, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. have formed Concesionaria Chavimochic S.A.C. in which the Company has 26.5% interest. As of March 14, 2014 the Company has issued S/.13.3 million equity.

Additionally, the Company acquired Panorama Plaza’s Business with a contribution of S/.38 million, it corresponds to a participation as 35%. The main active is a land located in the district of Santiago de Surco, which is developing the real estate project consisting of a commercial area and two office towers of 17 floors.

On December 2014, the Company acquired 51% of Tecgas NV – which is the current Strategic Operator of Transportadora de Gas del Perú and, also owns 100% of shares of Compañía Operadora de Gas del Amazonas (hereinafter “COGA”), whose value amounts to S/. 75.8 million.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended December 31,2013 and 2014, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property, plant and equipment	Intangible assets

At January 1, 2013	953,531	480,398
Additions	241,365	24,704
Acquisition of subsidiary - net	52,922	13,719
Transfers, disposals and adjustments	(100,298)	40,451
Deductions for sale of assets	(15,127)	-
Depreciation, amortization	(179,487)	(78,387)
Net cost at December 31, 2013	952,906	480,885

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Property, plant and equipment	Intangible assets

At January 1, 2014	952,906	480,885
Additions	425,954	143,544
Acquisition of subsidiary - net	70,614	260,100
Transfers, disposals and adjustments	(81,614)	55,399
Deductions for sale of assets	(38,310)	(46)
Depreciation, amortization	(183,158)	(74,730)
Net cost at December 31, 2014	1,146,392	865,152

Additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

The amounts registered in Property, plant and equipment and intangible assets were obtained through the acquisition of Coasin Instalaciones Limitada (Note 19.a), direct control acquired by CAM Chile S.A. and Inversiones y Construcciones Ltda., and the acquisition of Morelco S.A.S (Note 19.b) whose control was acquired by GyM S.A.

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December	At December
	31, 2013	31, 2014
Construction - Engineering	36,812	232,828
Construction - Mining services	13,366	13,366
Construction - Electromechanical	20,737	20,737
IT services	4,172	4,172
Telecommunications Services	-	5,743
	75,087	276,846

Goodwill from the telecommunications services corresponds to the acquisition of the subsidiary Coasin Instalaciones Limitada, which is subsidiary of CAM Chile S.A. (Note 19.a), and the acquisition of the subsidiary Morelco S.A.S which is subsidiary of GyM S.A. (Note 19.b).

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of December 31, 2014 same criteria were applied as those in test impairment at December 31, 2013.

12	BORROWINGS

This item comprises:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Total		Current		Non-current
	At December 31, 2013	At December 31, 2014	At December 31, 2013	At December 31, 2014	At December 31, 2013	At December 31, 2014

Bank loans	514,228	1,419,428	381,005	1,297,131	133,223	122,297
Leases	281,594	328,942	105,114	123,232	176,480	205,710
	795,822	1,748,370	486,119	1,420,363	309,703	328,007

Bank loans -

As of December 31, 2013 and December 31, 2014, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 2% and 9% in 2013, and 1% and 9% in 2014.

On January 15, 2014 the subsidiary Norvial S.A. signed a short term bridge loan with Banco de Crédito del Perú – BCP for an amount of up to S/. 120 million and US$12 million.  On such date, under the aforementioned facility S/.50 million were disbursed at an interest rate of 6.32%, and during 2014 an accumulated of S/.85 million have been disbursed.  This loan will be canceled with a bond issuance to placed in the local capital markets that will finance the construction of the second stage of this road.

In June 2014, the subsidiary GyM Ferrovías signed a short term loan with BBVA Continental of S/.200 million at an interest rate of 5.75%, due on December 2014.  In August 2014, another short term loan with Banco de Crédito del Perú-BCP of S/.200 million at an interest rate of 5.90%, due on January 2015.  In December 2014, the short term loan with BBVA was refinanced through a short term loan provided by BCP.  These loans will be cancelled with an international bond issuance under the Regulation S, to be placed in February 2015.  This issuance will consist of 25-year corporate bonds, at an inflation adjusted (VAC) interest rate, to be place mainly to insurance companies and pension funds.

As of December 31, 2014, the Company maintained unused credit limits for S/.2,459  million, which expire within one year (S/.2,626 million as of December 31, 2013).

b)      Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December 31, 2013	At December 31, 2014	At December 31, 2013	At December 31, 2014

Other loans	753,223	1,748,370	642,842	1,702,634
Loans from multilateral organizations	42,599	-	44,384	-
	795,822	1,748,370	687,226	1,702,634

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 4.4% and 8.0% (4.1% and 8.05% in 2013). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December 31, 2013	At December 31, 2014

Current portion	8,895	11,441
Non-current portion	43,418	48,089
	52,313	59,530

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The movement of this item for the period ended December 31, 2013 and 2014 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2013	11,380	6,006	35,220	4,897	-	57,503
Additions	2,039	-	-	154	12,868	15,061
Additions from business combinations	-	3,846	-	-	-	3,846
Reversals	(882)	-	(13,674)	-	6,728	(7,828)
Payments	(320)	-	-	(199)	(15,750)	(16,269)
At December 31, 2013	12,217	9,852	21,546	4,852	3,846	52,313

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	9,944	-	-	2,696	2,487	15,127
Additions from business combinations	17,086	2,658	-	-	-	19,744
Reversals	(4,072)	(4,116)	(12,258)	-	-	(20,446)
Payments	(537)	-	-	(338)	(6,333)	(7,208)
At December 31, 2014	34,638	8,394	9,288	7,210	-	59,530

Reversals for the period ended December 31, 2014 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/.12.3 million. (S/.13.7 million as of December 31, 2013).

14	CAPITAL

As of December 31, 2014 and December 31, 2013, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/.1.00 par value each.

Subsequently, a resolution of the General Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284 to S/.660,054.

This capital increase was carried out in two tranches as follows:

(i)  The first tranche in the amount of S/.97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)  A second tranche in the amount of S/.4,095 (representing the issuance of 4,095,180 common shares and ADS’s 819,036, issued at 5 shares per ADS rate).

As of December 31, 2014, the amount of 253,635,480 common shares is representing en ADSs (equivalents at 50,727,096 ADS’s therefore, at 5 shares per ADS).

15	EXPENSES BY NATURE

For the period ended December 31, 2013 and 2014, this item comprises:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Cost of services and goods	Adminis- trative- expenses	Total
2013
Purchase of goods	212,819	-	212,819
Personnel charges	1,527,146	169,469	1,696,615
Services provided by third-parties	1,520,254	93,666	1,613,920
Taxes	8,930	614	9,544
Other management charges	533,544	72,413	605,957
Depreciation	168,090	13,389	181,479
Amortization	67,254	11,133	78,387
Impairment	2,349	764	3,113
Variation of inventories	922,992	344	923,336
	4,963,378	361,792	5,325,170
2014
Purchase of goods	1,016,429	836	1,017,265
Personnel charges	1,864,216	210,028	2,074,244
Services provided by third-parties	2,137,178	120,697	2,257,875
Taxes	11,356	6,212	17,568
Other management charges	824,928	71,197	896,125
Depreciation	170,784	14,525	185,309
Amortization	68,089	6,641	74,730
Impairment	1,238	87	1,325
Reversal of impairment	(1,169)	-	(1,169)
Variation of inventories	(35,662)	(784)	(36,446)
	6,057,387	429,439	6,486,826

16	INCOME TAX

The weighted-average tax rate was 29.30% (30.67% in 2013). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

17	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of December 31, 2014, total contingencies amounted S/.29 million. In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$21.6 million and S/.535.5 million.

18	DIVIDENDS

For the period ended December 31, 2014, the Group paid dividends on its subsidiaries to its non-controlling entities for S/.60 million (S/.51.8 million for the same period of 2013).

Dividends from the year ended December 31, 2013, of S/.0.169 per share totaling S/.112,126,908 were approved at the General Shareholders’ meeting held on March 28, 2014, and was paid on April 28, 2014.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

19	BUSINESS COMBINATIONS

a)  Acquisition of Coasin Instalaciones Limitada.

In March 2014, through the subsidiaries CAM Chile S.A. and Inversiones y Construcciones Ltda., the Group acquired control of Coasin Instalaciones Limitada with the purchase of 100.00% of its equity shares. Coasin is an entity domiciled in Chile, whose main economic activity is the provision of maintenance and installation services and telecommunications equipment.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as public services.

The Price paid by CAM Chile S.A. for the acquisition of Coasin amounted to US$2.1 million (equivalent to S/.6.4 million) and resulted in the recognition of goodwill for S/.5.7 million at the acquisition date.

The following tables summarize the consideration paid for Coasin and the preliminary determination of fair value of assets acquired, liabilities assumed a at the acquisition date:

	S/.000	US$000
Cash and cash equivalents	3	1
Trade accounts receivable	4,675	1,564
Inventories	276	92
Prepaid expenses	33	11
Property, plant and equipment	711	238
Intangibles (“Order backlog”)	1,377	461
Deferred income tax	(178)	(60)
Trade accounts payable	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)
Fair value of net assets	647	216

Goodwill	5,743	1,921
Total paid for acquisition	6,390	2,137

Cash payment for acquisition	6,390	2,137
Cash and cash equivalent of the acquired subsidiary	(3)	(1)
Direct cash outflow from acquisition	6,387	2,136

The income and the profit generated for the period from the acquisition date to December 31, 2014 amounted to S/.66.3 million and S/.0.7 million, respectively.

The Group has a measurement period not exceeding one year from the acquisition of Coasin date on the additional assets and liabilities arising from new information could be obtained regarding the information that there are recognized in the date of acquisition and which is neither new events occurring after the acquisition date, in this case the Group adjusts the initial amounts recognized in the business combination date.

b)  Acquisition of Morelco S.A.S.

At the end of December 2014, the Group’s subsidiary GyM S.A. acquired control of Morelco S.A.S. with the purchase of 70.00% of its equity shares. Morelco is an entity domiciled in Colombia whose main economic activity is construction and assembly. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Colombia, and in attractive industries, such as mining and energy.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The following tables summarize the consideration paid for Morelco and the preliminary determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	S/.000	US$000

Cash and cash equivalents	68,148	22,800
Trade accounts receivable	81,121	27,140
Outstanding work in progress	98,946	33,103
Other accounts receivable	62,319	20,850
Inventories	17,577	5,881
Prepaid expenses	2,079	696
Available for sale financial assets	7,105	2,377
Property, plant and equipment	69,903	23,387
Intangibles	52,560	17,585
Deferred income tax	7,826	2,618
Borrowings	(39,486)	(13,211)
Trade accounts payable	(101,096)	(33,823)
Other accounts payable	(85,624)	(28,646)
Contingent liability	17,085)	(5,716)
Deferred income tax	(641)	(215)
Fair value of net assets	223,652	74,826

Non-controlling interest (30.00%)	(67,096)	(22,448)
Goodwill	200,420	67,053
Total paid for acquisition	356,977	119,431

Cash payment for the acquisition	237,630	77,495
Cash and cash equivalent of the acquired subsidiary	(68,148)	(22,800)
Direct cash outflow from acquisition	163,482	54,695

If Morelco would have been consolidated since January 1, 2014, the revenue and profit generated would have been S/.722.57 million and S/.80.75 million, respectively.

c)  Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of DSD Construcciones y Montajes S.A. which was made in August, 2013 and reallocated the amount of S/.1.7 million from goodwill (net of tax impact of S/.0.5 million and non-controlling interest of S/.0.3 million) to fixed assets, intangible, trade accounts receivable, other accounts receivable and contingent liabilities in the amounts of S/.0.4 million, S/.1.9 million, S/.0.2 million, S/.3.5 million and S/.3 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The price paid by GyM for the acquisition of DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/.103.9 million) and resulted in the recognition of goodwill for S/.6.1 million, at the acquisition date, which is detailed as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000
Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivable	74,502	26,684	74,317	26,618
Accounts receivable from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax	2,192	785	2,192	785
Trade accounts payable	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)
Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill	7,868	2,802	6,128	2,178
Total paid for acquisition	103,872	37,186	103,872	37,186

Cash payment for the acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalent of the acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)
Direct cash outflow from acquisition	88,342	31,624	88,342	31,624

The income and the profit generated for the period from the acquisition date to December 31, 2013 amounted to S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. had been consolidated from January 1, 2013, the income and the profit generated would have been S/.182.68 million and S/.10.15 million, respectively

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a)  On October 03, 2014 we informed about the adjudication of the “Buena Pro” of the Public Bidding for the concession of the “Operation of the collection unit of the integrated transportation system of Lima”, in which we participated as a consortium together with our subsidiary GMD S.A.

We have been expecting to be informed about the date for the signing of the contract, however, on January 20, 2015 we received the official letter 007-2015-MML/IMPL/GG from the Metropolitan Municipality of Lima, indicating that the Protransporte’s Board of Directors has declared the nullity of the “Buena Pro” we were adjudicated, taking back the Public Bidding process until the phase before the publication of the contract draft indicated in the process schedule. This decision is based on the report issued by the Ministry of Economics and Finance which specifies that according to law, they have to issue an opinion regarding the contract previously to the adjudication of it. In this case, the Municipality of Lima sent the mentioned contract for opinion of the Ministry after the adjudication.

It is important to mention that the Group’s backlog doesn’t include any figures related to this contract.

Finally, hereby we inform that we have been analyzing our legal situation facing the decision taken by the Municipality, in order to determine which actions we can take.